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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------
                                 AMDOCS LIMITED
                       (Name of Subject Company (Issuer))

                                 AMDOCS LIMITED
                       (Name of Filing Persons (Offeror))
                             ---------------------

                     2% CONVERTIBLE NOTES DUE JUNE 1, 2008
                         (Title of Class of Securities)

                                   02342TAB52
                                   02342TAA79
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                  AMDOCS, INC.
          1390 TIMBERLAKE MANOR PARKWAY, CHESTERFIELD, MISSOURI 63017
                    ATTENTION: THOMAS G. O'BRIEN, TREASURER
                                 (314) 212-8328
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                             ---------------------
      The Commission is requested to send copies of all communications to:

                             ROBERT A. SCHWED, ESQ.
                               HALE AND DORR LLP
                                300 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 937-7200
                             ---------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE(2)
           ------------------------                              -----------------------
                 $395,454,000                                            $50,105

(1) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 2% Convertible Notes due June 1, 2008.

(2) The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable           Filing party: Not applicable.
Form or Registration No.: Not applicable         Date filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Amdocs Limited, a company organized under the laws of the Island of Guernsey ("Amdocs"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Notice of Put Right and Offer to Purchase, dated May 3, 2004 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of its outstanding 2% Convertible Notes due June 1, 2008. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Amdocs Limited, a company organized under the laws of the Island of Guernsey. Our registered office is located in Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands, and the telephone number at that location is 011-44-1481-728444. The executive offices of our principal subsidiary in the United States are located at 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and the telephone number at that location is (314) 212-8328. The information set forth in the Offer to Purchase in the section captioned "Information About Amdocs" is incorporated herein by reference.

     (b) The securities that are subject to this offer are the 2% Convertible Notes due June 1, 2008 of Amdocs Limited. As of the date of this statement, there was $395.5 million aggregate principal amount of the notes outstanding.

     (c) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Information about the Notes -- Trading Market" is incorporated herein by reference.

     On April 27, 2004, the last reported sale price for Amdocs' ordinary shares was $29.12 per share.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 1 and Item 2(a) above is incorporated herein by reference. Amdocs is both the filing person and the subject company.

     As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of Amdocs:

Bruce K. Anderson........   Director, Amdocs Limited
Avinoam Naor.............   Director, Amdocs Limited
Adrian Gardner...........   Director, Amdocs Limited
Julian A. Brodsky........   Director, Amdocs Limited
Charles E. Foster........   Director, Amdocs Limited
James S. Kahan...........   Director, Amdocs Limited
John T. McLennan.........   Director, Amdocs Limited
Robert A. Minicucci......   Director, Amdocs Limited
Mario Segal..............   Director, Amdocs Limited
Dov Baharav..............   Director, Amdocs Limited; President and Chief Executive
                            Officer, Amdocs Management Limited
Eli Gelman...............   Director, Amdocs Limited; Executive Vice President, Amdocs
                            Management Limited
Nehemia Lemelbaum........   Director, Amdocs Limited; Senior Vice President, Amdocs
                            Management Limited
Ron Moskovitz............   Senior Vice President and Chief Financial Officer, Amdocs
                            Management Limited
David Avner..............   Senior Vice President, Amdocs Management Limited
Nissim Daunov............   Senior Vice President, Amdocs Management Limited
Thomas G. O'Brien........   Treasurer and Secretary, Amdocs Limited
Melinos Pissourios.......   Managing Director and General Manager, Amdocs Development
                            Limited
Burt Podbere.............   General Manager, Amdocs Software Systems Limited

     The address of each director and/or executive officer listed above is c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017, and each such person's telephone number is (314) 212-8328.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i) - (iii), (v) - (viii), (x), (xii) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "The
Offer -- General," "-- Purpose of the Offer," "-- Information about the Notes," "-- Source and Amount of Funds," "-- Expiration Date; Extensions; Amendments; Termination," "-- Conditions to this Offer," "Procedures for Tendering and Withdrawing Notes -- Tendering Notes," "-- Withdrawal Rights," "--Acceptance for Payment," "United States Federal Income Tax Consequences -- United States Holders," "-- Purchase of Notes under the Offer," "-- Market Discount," and
"-- Amortizable Bond Premium" is incorporated herein by reference.

     (a)(1)(iv), (ix), (xi)  Not applicable.

     (a)(2)  Not applicable.

     (b) None of the subject securities is to be purchased from any officer, director, or affiliate of Amdocs.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The notes are governed by the Indenture, dated as of May 30, 2001, between Amdocs, as Issuer, and The Bank of New York, as Trustee, as successor to United States Trust Company of New York. The information set forth in the Offer to Purchase in the section captioned "The Offer -- Information about the Notes" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Purpose of the Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Purpose of the Offer" is incorporated herein by reference.

     (c)(1)  None.

     (c)(2)  None.

     (c)(3)  None.

     (c)(4)  None.

     (c)(5)  None.

     (c)(6)  None.

     (c)(7)  None.

     (c)(8)  None.

     (c)(9)  None.

     (c)(10)  None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Source and Amount of Funds" is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) To the best knowledge of Amdocs, no notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

     (b)  None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Purchase in the section captioned "Paying Agent; Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Amdocs does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding notes.

     (b)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     Agreements, Regulatory Requirements and Legal Proceedings.

     (a)(1)  None.

     (a)(2)  None.

     (a)(3)  None.

     (a)(4)  None.

     (a)(5)  None.

     Other Material Information.

     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of May 3, 2004, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.


(a)(1)(i)     Notice of Put Right and Offer to Purchase, dated May 3,
              2004.*
(a)(1)(ii)    Letter of Transmittal, dated May 3, 2004.*
(a)(1)(iii)   Letter to Clients, dated May 3, 2004.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees, dated May 3, 2004.*
(a)(1)(v)     Guidelines to Form W-9.*
(a)(5)(i)     Press Release Regarding Offer, dated May 3, 2004.*
(b)           None.
(d)(1) Indenture, dated as of May 30, 2001, between Amdocs Limited and The Bank of New York (as successor to United States
              Trust Company of New York), as trustee, for 2% Convertible
              Notes due June 1, 2008 (incorporated by reference to Exhibit
              4.1 to Amdocs' Report on Form 6-K, filed May 31, 2001).
(d)(2) Registration Rights Agreement, dated as of May 30, 2001, between Amdocs Limited and Goldman, Sachs & Co.
              (incorporated by reference to Exhibit 4.2 to Amdocs' Report on Form 6-K, filed May 31, 2001).
(g)           None.
(h)           None.

---------------

* Filed herewith

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         AMDOCS LIMITED

                                         By:     /s/ THOMAS G. O'BRIEN
                                           -------------------------------------
                                                     Thomas G. O'Brien
                                                  Treasurer and Secretary
                                              Authorized U.S. Representative

Date: May 3, 2004

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                             DESCRIPTION
  -------                             -----------
(a)(1)(i)     Notice of Put Right and Offer to Purchase, dated May 3,
              2004.*
(a)(1)(ii)    Letter of Transmittal, dated May 3, 2004.*
(a)(1)(iii)   Letter to Clients, dated May 3, 2004.*
(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees, dated May 3, 2004.*
(a)(1)(v)     Guidelines to Form W-9.*
(a)(5)(i)     Press Release Regarding Offer, dated May 3, 2004.*
(b)           None.
(d)(1)        Indenture, dated as of May 30, 2001, between Amdocs Limited and United States Trust Company of New York, as trustee, for
              2% Convertible Notes due June 1, 2008 (incorporated by
              reference to Exhibit 4.1 to Amdocs' Report on Form 6-K,
              filed May 31, 2001).
(d)(2)        Registration Rights Agreement, dated as of May 30, 2001,
              between Amdocs Limited and Goldman, Sachs & Co.
              (incorporated by reference to Exhibit 4.2 to Amdocs' Report on Form 6-K, filed May 31, 2001).
(g)           None.
(h)           None.

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* Filed herewith